SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 SEP 21 P 12:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 September 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


06017012

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Demerger Announcement'.

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

dlw 9/21

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\ZJ - SEC - Demerger Announcement - 13Sept06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Stock Exchange Announcement
13 September 2006 @ 0700

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT PURCHASE ANY BIFFA ORDINARY SHARES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS EXPECTED TO BE PUBLISHED TODAY BY BIFFA PLC IN CONNECTION WITH THE ADMISSION OF THE ORDINARY SHARES OF BIFFA PLC TO TRADING ON THE LONDON STOCK EXCHANGE'S MAIN MARKET FOR LISTED SECURITIES. COPIES OF THE PROSPECTUS WILL, FOLLOWING PUBLICATION, BE AVAILABLE FROM BIFFA PLC'S REGISTERED OFFICE AND ON ITS WEBSITE (WWW.BIFFA.CO.UK)

Severn Trent announces details of Biffa demerger and return of value

Severn Trent announced earlier this year that it intended to demerge its subsidiary, Biffa, and to make a return of capital to Shareholders.

Severn Trent will shortly be posting a circular to its Shareholders giving details of the Demerger and return of value as well as certain other corporate arrangements relating to them, including a share consolidation. A prospectus prepared in connection with the admission of Biffa Ordinary Shares to the Official List and to trading on the London Stock Exchange is expected to be published today.

The Circular also seeks Severn Trent Shareholders' approval of the Demerger at an Extraordinary General Meeting to be held at 2.30 p.m. on 6 October 2006.

The Demerger

The Demerger is proposed to be effected by payment of a dividend in specie of Biffa Ordinary Shares to Severn Trent Shareholders on the Register at the Record Time (that is, 6.00 p.m. on 6 October 2006) on the following basis:

For each Existing Severn Trent Ordinary Share held at the Record Time	**1 Biffa Ordinary Share**

The Demerger is expected to be completed on 9 October 2006, at which time it is intended that the Biffa Ordinary Shares will be admitted to the Official List of the FSA and to trading on the London Stock Exchange's main market for listed securities.

For information on Biffa please refer to the Appendix.

Capital Structure, Special Dividend and Share Consolidation

As announced on 6 June 2006, the Board 's strategy is to increase the level of leverage in the Group to achieve a target debt to Regulatory Capital Value ratio (excluding the pension deficit which, on an IAS 19 basis, was £221.9 million at 31 March 2006) of circa 60%.

The Board believes this level of leverage provides appropriate financial efficiency for a focused water company, whilst being prudent with respect to regulatory developments into the next AMP period.

Subject to the Demerger becoming effective, Severn Trent will return a total of approximately £576 million to Severn Trent Shareholders by means of the Special Dividend. Severn Trent

Shareholders on the Register at the Record Time will receive the Special Dividend of 165 pence per Existing Severn Trent Ordinary Share which will be paid on 20 October 2006.

It is proposed that, upon the Demerger and following the declaration of the Special Dividend, Existing Severn Trent Ordinary Shares will be consolidated to try to ensure that (subject to normal market fluctuations) the share price of one New Severn Trent Ordinary Share immediately after the Demerger and declaration of the Special Dividend is approximately equal to the share price of one Existing Severn Trent Ordinary Share immediately beforehand. The Share Consolidation should allow the comparability of historic and future financial statistics of the Severn Trent Ordinary Shares both before and after the Demerger and declaration of the Special Dividend. The Share Consolidation will also avoid the need to change the number and exercise prices of options and awards outstanding under the Severn Trent Employee Share Schemes.

As a result of the Demerger and the Share Consolidation, and subject to rounding down fractional entitlements, Shareholders will receive:

For every 3 Existing Severn Trent Ordinary Shares held at the Record Time	**2 New Severn Trent Ordinary Shares**

Base Dividend

On 6 June 2006, the Board of Severn Trent announced its intention, following Demerger, to adopt a new dividend policy to increase dividends by 3% above inflation, as measured by movements in RPI, until March 2010. The Board intends to apply this new dividend policy to a base dividend of 57 pence per New Severn Trent Ordinary Share which represents broadly the final dividend per share that Severn Trent would have paid for the year ended 31 March 2006, had the Demerger and the Share Consolidation occurred and the Special Dividend been paid in that financial year. See note 6 for an explanation of how the Base Dividend is arrived at.

Timetable

Dealings in Biffa Ordinary Shares and New Severn Trent Ordinary Shares are expected to commence on 9 October 2006. A completion timetable is set out in note 8 below.

Board Recommendation

The Board, which has received advice from Citigroup Global Markets Limited, considers the Proposals to be in the best interests of the Company. In providing advice to the Board, Citigroup Global Markets Limited has relied on the Board's commercial assessment of the Proposals.

The Board considers the Proposals to be in the best interests of the Shareholders as a whole and recommends that Shareholders vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting as each of the directors intends to do in respect of their own beneficial holdings, which amount in aggregate to 87,705 Existing Severn Trent Ordinary Shares, representing approximately 0.025 per cent. of the Existing Severn Trent Ordinary Shares in issue.

Mr Colin Matthews, Group Chief Executive, Severn Trent, said:

"These strategic changes, particularly the demerger of Biffa, will support a more efficient balance sheet and will enable me and my management team to concentrate our efforts on providing the highest level of service and quality to our water customers and generating value for Shareholders.

"Severn Trent Water is one of the country's largest water and sewerage companies. The company has great experience and strengths, along with important plans for improvement. By concentrating our efforts on raising standards across the entire business, customers will receive the benefits of reliable, high quality and cost effective services for clean water and sewerage.
"Raising standards in this way will, the Board believes, satisfy customers, meet Ofwat's expectations and achieve the best financial returns to shareholders over a sustained period of time."

For further information contact:

Analysts:

Jonathan Davies
Head of Investor Relations, Severn Trent Plc 0207 353 4200 (13 September)
0121 722 4295 (after 13 September)

Media:

Peter Gavan
Director of Corporate Affairs, Severn Trent Plc 07901 517447 (13 September)
0207 353 4200 (13 September)
0121 722 4310 (after 13 September)

Tulchan
David Trenchard 0207 353 4200
Peter Hewer

Citigroup Global Markets Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Severn Trent Plc and Biffa Plc. Citigroup Global Markets Limited is not acting for any other person in connection with the proposed Demerger and Admission (including any recipient of this announcement) and Citigroup Global Markets Limited will not be responsible to any person other than Severn Trent Plc and Biffa Plc (as applicable) for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Demerger, Admission or any other matter referred to herein.

Notes:

1. A conference call for analysts will be given at 9.00 a.m. today by Mike McKeon, Group Finance Director, Severn Trent Plc. The dial in details are
   UK Freephone 0800 358 2705
   Outside UK +44 20 8609 0205
   PIN Code 735735#

   This call will be recorded and available immediately after the live call has concluded for playback for 30 days and can be accessed using the following dial in details:

   UK Access Number +44 20 8609 0289
   Conference Reference 151614#

2. A presentation on Biffa for analysts will be given today at 11.00 a.m. by Bob Davies, Chairman, Martin Bettington, Chief Executive Officer and Tim Lowth, Finance

Director of Biffa Plc at Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS. The dial in details are:

Tel: +44 (0) 207 863 6116
PIN Code 688100

Replay details:
Tel: +44 (0) 208 196 1998
PIN Code 688100

3. Severn Trent intends to give its normal trading update on Tuesday 3 October 2006 and to announce half year results on Thursday 7 December 2006.

4. Following Colin Matthews' appointment as Chief Executive of the Group in February 2005, the new management team carried out a review of the Group's business. The review of the water and waste businesses demonstrated that the growth and regulation drivers of the two businesses are very different, and that few operational synergies would be lost through separate ownership.

5. On 4 April 2006, the Board of Severn Trent announced the proposed Demerger of Biffa. Biffa is a leading integrated waste management business in the UK which operates across the breadth of the waste management value chain. It provides waste collection, treatment and recycling, and disposal services to around 80,000 local and national customers in the industrial, commercial and municipal sectors.

6. The Base Dividend of 57 pence per Severn Trent Ordinary Share is calculated by:

   (i) taking the dividend of 51.13 pence per Severn Trent Ordinary Share in respect of the year ended 31 March 2006 (equivalent to an aggregate dividend of approximately £177.6 million);

   (ii) deducting 5 to 6 pence per Severn Trent Ordinary Share, representing an amount the Board believes Biffa would have paid as a dividend to its own shareholders had it been independent from the Severn Trent Group at the time;

   (iii) deducting a further 7 to 8 pence per Severn Trent Ordinary Share, representing an adjustment in respect of the payment of the Special Dividend after having taken into account the impact of the Demerger; and

   (iv) adjusting the resulting dividend per Severn Trent Ordinary Share of approximately 38 pence, as calculated above, to 57 pence per New Severn Trent Ordinary Share to reflect the impact of the Share Consolidation (equivalent to approximately £133 million based on approximately 233 million New Severn Trent Ordinary Shares which it is anticipated will be in issue immediately following the Share Consolidation).

   Therefore the Board intends to apply its new dividend policy to the Base Dividend of 57 pence per New Severn Trent Ordinary Share.

7. It is intended that on Demerger all pension liabilities will be allocated to the relevant employing group. It has therefore been agreed with the trustees of the Severn Trent Pension Scheme, the Severn Trent Senior Staff Pension Scheme (these schemes together being the "Severn Trent Schemes"), and the UK Waste Pension Scheme that on Demerger all liabilities in the Severn Trent Schemes which relate to Biffa employees (both past and current) will transfer to the UK Waste Pension Scheme.

In order to facilitate the transfer on the agreed basis it has been agreed with the trustees of the Severn Trent Schemes that certain payments will be made to these schemes by Severn Trent and Biffa. With respect to the Severn Trent Pension Scheme, it has been agreed that a payment will be made to top up the transfer payment to the IAS 19 level and it has been agreed between Severn Trent and Biffa that this payment will be split on the basis that they will each pay an amount estimated to be £8 million and £12 million, respectively.

It has also been agreed that at or shortly after Demerger, Severn Trent and Biffa will each make a funding payment to the Severn Trent Senior Staff Pension Scheme (estimated to be £3 million and £1 million, respectively), in order to fully fund the liabilities on an IAS 19 basis. Severn Trent will thereafter make additional contributions to maintain this scheme at fully funded level (on the scheme specific funding basis) in accordance with a basis agreed with the trustee of this scheme, up to an aggregate amount of approximately £8 million (including the estimated £4 million funding payments made by Severn Trent and Biffa.)

In addition to the payments referred to above, it has been agreed that at, or shortly after Demerger, an additional funding payment of £80 million will be made to the Severn Trent Pension Scheme, of which £72 million will be paid by Severn Trent and £8 million will be paid by Biffa.

As part of the wider discussions with the trustee of the UK Waste Pension Scheme regarding the Demerger, agreement has been reached regarding the future funding arrangements for that scheme and various other ancillary matters. This includes a permanent restriction on the ability of the UK Waste trustee to trigger a wind up of the UK Waste Pension Scheme (subject to their retention of this power for 7 years from Demerger should Biffa cease accrual), and the provision by Biffa of a guarantee to the trustee of the UK Waste Pension Scheme in respect of the participating employers' liability to make contributions to the scheme. Biffa's liabilities under the guarantee will be capped at a maximum of £105 million.

Clearance has been obtained from the Pensions Regulator in relation to various aspects of the Demerger. In particular, the Regulator has confirmed that it would not be reasonable to impose a Contribution Notice as a result of the agreement with the trustees to apportion to Severn Trent any debt liabilities under Section 75 and 75A of the Pensions Act 1995 arising on the withdrawal of Biffa Waste Services Limited or Island Waste Services Limited from the Severn Trent Pension Scheme or on the withdrawal of Biffa Waste Services Limited or Biffa Plc from the Severn Trent Senior Staff Pension Scheme. In relation to the UK Waste Pension Scheme, the Regulator has confirmed that it would not be reasonable to impose a contribution notice in respect of the Demerger. Further, the Regulator has confirmed that it would not in the future be reasonable to impose a financial support direction on any entity within the Severn Trent Group in respect of the UK Waste Pension Scheme, or on any entity within the Biffa Group in respect of either the Severn Trent Pension Scheme or the Severn Trent Senior Staff Pension Scheme.

8. Expected timetable

	2006
Latest time and date for dealings in Existing Severn Trent Ordinary Shares in uncertificated form on T+3 settlement basis in order for the transferee to be registered by the Record Time*	5.00 p.m. on 3 October
Latest time and date for receipt of Proxy Forms, Combined Proxy and Election Forms or CREST Proxy Instructions for the Extraordinary General Meeting	2.30 p.m. on 4 October

Extraordinary General Meeting	2.30 p.m. on 6 October
Record Time for entitlement to the Demerger Dividend and Special Dividend and for the Share Consolidation	6.00 p.m. on 6 October
Effective time and date of Demerger and Share Consolidation and CREST accounts credited with New Severn Trent Ordinary Shares and Biffa Ordinary Shares	8.00 a.m. on 9 October
Commencement of dealings in New Severn Trent Ordinary Shares	8.00 a.m. on 9 October
Commencement of dealings in Biffa Ordinary Shares	8.00 a.m. on 9 October
Posting of cheque with proceeds of sale of Biffa Ordinary Shares pursuant to the free share sale service described in the Circular	on 16 October
Payment date for the Special Dividend to uncertificated holders or holders with a bank mandate in respect of dividend payments	on 20 October
Posting of share certificates for New Severn Trent Ordinary Shares to certificated holders together with cheques in respect of the Special Dividend and any fractional entitlements	on 20 October
Posting of share certificates for Biffa Ordinary Shares	on 20 October

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

All times shown in this announcement are to the time in London, United Kingdom

**It is likely that transfers of Existing Severn Trent Ordinary Shares in certificated form will need to take place earlier than this date in order for the transferee to be on the Register at the Record Time but this will depend on Shareholders' individual dealing arrangements.*

The contents of this announcement, which have been prepared by and are the sole responsibility of Severn Trent Plc, have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, Canada Square, London E14 5LB.

This document contains certain "forward-looking statements". Forward-looking statements are sometimes, but not always identified, by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which Severn

Trent and Biffa operate; the impact of legal or other proceedings against or which affect Severn Trent; and changes in interest and exchange rates.

All written forward-looking statements made in this document or verbal forward-looking statements made subsequently, which are attributable to Severn Trent or Biffa or any other member of the Severn Trent Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Neither Severn Trent nor Biffa intends to update these forward-looking statements.

This announcement does not constitute or form part of any offer of securities or any invitation to sell or issue securities or constitute an invitation or solicitation of any offer to purchase or subscribe for any securities of Biffa or Severn Trent and any acquisition of any shares of Biffa should be made solely on the basis of the information contained in the Biffa Prospectus and any supplement or amendment thereto. The Biffa Prospectus will contain certain detailed information about Biffa Plc and its management, as well as financial information and other financial data.

This announcement does not constitute an offer or invitation, or the solicitation of an offer to any person to buy or subscribe for, or to sell, exchange or transfer any securities in Biffa or Severn Trent in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent of registration or an applicable exemption from the registration requirements or the US Securities Act of 1933 (as amended) (the "**Securities Act**").

The New Severn Trent Ordinary Shares and the Biffa Ordinary Shares have not been, and will not be, registered under the Securities Act nor have they been approved or disapproved by the U.S. Securities and Exchange Commissions (the "**SEC**") or any U.S state securities commission or any other US regulatory authority, nor have such authorities passed upon or determined the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the U.S.

APPENDIX
INFORMATION ON BIFFA PLC

1. Overview of Biffa

Biffa is a leading integrated waste management business in the UK which operates across the breadth of the waste management value chain. It provides waste collection, treatment and recycling, and disposal services to around 80,000 local and national customers in the industrial, commercial and municipal sectors.

Biffa's business is grouped into four operating divisions:

Collection: Biffa has one of the largest waste collection networks in the UK, with 86 depots and over 1,500 vehicles which collected over four million tonnes of waste last year from around 80,000 industrial and commercial customers and over one million households, including through two fully integrated waste management contracts under the Private Finance Initiative with Isle of Wight Council and Leicester City Council

Special Waste: Biffa provides a range of specialised services for the collection, treatment and recycling, and disposal of solid and liquid hazardous waste for industrial and commercial customers. The special waste division operates from over 20 locations in the UK including two specialist transfer stations, and three liquid treatment plants and has a dedicated fleet of over 80 specialised vehicles

Landfill: Biffa is one of the top three operators of landfill services in the UK and in the year ended 31 March 2006 handled approximately 7.5 million tonnes of waste at its operational landfill sites. Biffa's 37 operational landfill sites comprise

approximately 73 million cubic metres of Consented Void (of which approximately 63 million cubic metres is Operational Void), in addition to which Biffa leases approximately ten million cubic metres of Consented Void, all of which is Operational Void, to another landfill operator. Biffa also controls approximately 22 million cubic metres of Potential Void. The landfill division's customers include Biffa's collection division, local authorities and most other major waste collection businesses operating in the UK

The division also incorporates Biffa's dry waste treatment and recycling business. This comprises 19 transfer stations for the bulking up of waste and 15 facilities for the sorting of recyclable materials such as paper, card, metal, plastics and glass

Power Generation: Biffa is a significant provider of renewable energy in the UK, with approximately 63 MW of installed capacity at its own sites, and interests in approximately 45 MW of installed capacity through joint venture and royalty arrangements. In the year ended 31 March 2006, Biffa generated approximately 380 GWh of electricity at its own sites.

2. Biffa's Strategy

The cornerstone of Biffa' s strategy is the provision of high quality integrated waste management services to industrial, commercial and municipal customers across the entire waste management value chain of collection, treatment and recycling, and disposal.

Biffa intends to continue to develop this integrated offering by growing its business organically to exploit existing and developing market opportunities in the following ways:

Grow industrial and commercial accounts — Biffa intends to capitalise upon the scale and reach of its existing collection network to grow industrial and commercial accounts by providing improvements in service delivery and quality, vehicle utilisation, customer account management and administration;

Increase presence in the municipal market — Biffa intends to continue to build upon its good reputation in the municipal market to selectively secure new contracts, and capitalise on existing customer relationships to extend the services provided to such customers;

Expand treatment and recycling capabilities — Biffa intends to encourage and meet growing demand for these services by developing sorting facilities, securing more municipal waste management contracts which include the provision of treatment and recycling services and building more relationships with processors of recyclable materials;

Capitalise upon existing strengths in landfill — Biffa intends to employ a strategy to maximise the returns achievable from this finite resource, capitalising upon Biffa' s integrated model (which gives the Company an advantage in managing waste inputs), increasing Biffa's Consented Void by extending Biffa's existing landfill sites where possible and securing new landfill sites in strategic locations and on attractive terms;

Maximise power generation opportunities — Biffa plans to establish new or additional capacity at its existing landfill sites, increasing the proportion of capacity for which Biffa receives Renewable Obligation Certificates; and evaluating opportunities for alternative sources of renewable energy generation; and

Make selective and complementary acquisitions — Biffa expects to make selective and complementary 'bolt-on' acquisitions that the directors of Biffa consider would

accelerate growth within Biffa's business divisions and complement the Biffa strategy.

3. **Biffa Summary Financial Information**

Summary Consolidated Income Statements under IFRS

£mn	FY 04/05	FY 05/06
Revenue	629.7	712.3
Operating profit(1)	77.1	86.3
Profit before tax	35.7	65.5

Note:
(1) "Operating profit" under IFRS excludes the Group's share of operating profit of joint ventures and associates.

Summary Balance Sheets under IFRS

£mn	FY 04/05	FY 05/06
Assets		
Non-current assets	1,060.9	1,072.6
Current assets	156.1	173.9
Liabilities		
Current liabilities	(162.9)	(349.6)
Non-current liabilities	(716.6)	(236.7)
Net assets	337.5	660.2

Summary Cash Flows Under IFRS

£mn	FY 04/05	FY 05/06
Net cash from operating activities	93.2	99.1
Net cash used in investing activities	(64.4)	(72.9)
Net cash used in financing activities	(14.7)	(18.4)
Net increase in cash and cash equivalents	14.1	7.8

4. As at 31 March 2006, the gross assets of Biffa under IFRS were £1,246.5 million.

5. Based on Biffa's financial performance since 1 April 2006, Biffa continues to trade in line with the Directors' expectations. The Directors of Biffa have confidence in Biffa's prospects for the current financial year.

6. It is expected that for the financial period ending 30 March 2007, Biffa will have an effective tax rate in the range of 30 to 35 per cent. This comprises both current and deferred tax.

7. The Directors' of Biffa believe that the net additional costs of operating as an independent company will be in the region of £2 million per annum.

8. On 30 August 2006, Biffa Corporate Holdings Limited, a wholly owned subsidiary of Biffa, entered into a £460 million unsecured dual tranche credit facility (comprising £310 million term loan facility and a £150 million revolving credit facility) for the general corporate purposes of the Biffa Group (the "Facility Agreement"). Prior to the Demerger becoming effective, Biffa Corporate Holdings Limited is expected to draw two amounts under the Facility Agreement, as follows:

(i) approximately £111 million, which will be used to make a loan to Biffa Waste Services Limited, an indirect subsidiary of Biffa Corporate Holdings Limited, such that Biffa Waste Services Limited can repay an outstanding loan from Severn Trent; and

(ii) approximately £197 million, which will be used to pay a dividend to Biffa, such that Biffa can repay an outstanding loan from Severn Trent.

Following this, but before the Demerger becomes effective, a further dividend of £65.3 million will be paid by Biffa to Severn Trent. This dividend will be comprised partly from existing cash within the Biffa Group of approximately £39 million and partly from a further amount of approximately £26 million drawn under the Facility Agreement.

In addition, after completion of the Demerger, Biffa is expected to make certain contributions to the Severn Trent Pension Schemes (estimated to be an aggregate amount of £21 million) further details of which are set out in note 7 above.

Taking into account all of these payments and including certain finance leases and cash balances being retained by Biffa, Biffa's pro forma net debt at 31 March 2006 would have been approximately £401 million.

9. Following Admission, the directors of Biffa intend to adopt a progressive dividend policy which will take into account the profitability of the Biffa Group's businesses and underlying growth, as well as its capital requirements and cash flows, while maintaining an appropriate level of dividend cover. The directors of Biffa may review Biffa's dividend policy from time to time.

The directors of Biffa believe that had the Demerger been effective and the Biffa Group's post Demerger capital structure been in place throughout the year ended 31 March 2006, a dividend in the range of £18.0 million to £19.5 million for the full year would have been appropriate.

Following Admission, the directors of Biffa intend to adopt a dividend policy targeting a dividend cover range of 2.1 to 2.3 times earnings.

10. The executive directors of Biffa, Martin Bettington and Tim Lowth, have been with the Biffa Group for 17 and 15 years respectively. Martin leads an experienced management team that includes divisional heads Nick Gregg (Collection), David Knott (Landfill) and Bob Tate (Special Waste and Power Generation). The executive directors and senior management team have an average of 17 years' experience in the waste management industry and a depth of industry knowledge. Martin Bettington will resign from his position as a director of Severn Trent on completion of the Demerger.

DEFINITIONS

Admission	the admission of the Biffa Ordinary Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities
AMP	Asset Management Plan, the five year periodic review process set by Ofwat in relation to water companies
Base Dividend	a base dividend of 57 pence per New Severn Trent Ordinary Share
Biffa	Biffa Plc, a company registered in the England and Wales with registered number 04081901
Biffa Group	Biffa and its subsidiary undertakings
Biffa Ordinary Shares	ordinary shares of 10 pence each in the capital of Biffa
Biffa Prospectus	the prospectus expected to be published by Biffa on 13 September 2006
Biffa Shareholders	the holders of Biffa Ordinary Shares
Board or Directors	the board of directors of Severn Trent
certificated or in certificated form	recorded on the Register without reference to the CREST system
Circular	the circular to Shareholders expected to be published by Severn Trent on 13 September 2006
Company or Severn Trent	Severn Trent Plc, a company registered in the England and Wales with registered number 02366619
CREST	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755) (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations)
Demerger	the proposed demerger of Biffa from the Severn Trent Group to be effected by means of the Demerger Dividend
Demerger Dividend	the dividend in specie of Biffa Ordinary Shares proposed to be paid to Shareholders to effect the Demerger, as more fully described in this document
Demerger Effective Date and/or Time	the date on which the Demerger becomes effective, expected to be 8.00 a.m. on 9 October 2006
Existing Severn Trent Ordinary Shares	the existing ordinary shares of 65 5/19 pence each in the capital of Severn Trent

Extraordinary General Meeting or EGM	the extraordinary general meeting of Severn Trent and any adjournment thereof, convened for 2.30 p.m. on 6 October 2006 at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, B92 0EJ
Facility Agreement	the £460 million unsecured dual tranche credit facility (comprising £310 million term loan facility and a £150 million revolving credit facility) entered into by Biffa Corporate Holdings Limited on 30 August 2006 and arranged by Barclays Capital and The Royal Bank of Scotland plc, with Barclays Bank plc as Agent, for the general corporate purposes of the Biffa Group
FSA	the Financial Services Authority
IAS	International Accounting Standard
IAS19	International Accounting Standard 19: Employee Benefits
London Stock Exchange	London Stock Exchange plc
New Severn Trent Ordinary Shares	the new ordinary shares of 97 $^{17}/_{19}$ pence each in the capital of Severn Trent arising from the Share Consolidation
Official List	the Official List of the FSA
Ofwat	the Water Services Regulation Authority, the economic regulator of the water and sewerage industry in England and Wales
Record Time	6.00 p.m. on 6 October 2006 (or such other time and date as the Directors (or any duly authorised committee of them) may determine), being the date on which Shareholders are required to be on the Register in order to be entitled to the Demerger Dividend and/or the Special Dividend and by reference to which the Share Consolidation is calculated
Register	the register of members of Severn Trent
Regulatory Capital Value	the value of the capital base of a water company, as determined by the water regulator
RPI	Retail Prices Index
Severn Trent Group or the Group	Severn Trent Plc and its subsidiary undertakings (as defined in the Act), including, prior to the Demerger, the Biffa Group
Severn Trent	Severn Trent Plc
Severn Trent Employee Share Schemes	the Severn Trent Long Term Incentive Plan 2005, the Severn Trent Plc Long Term Incentive Plan, the Severn Trent Share Incentive Plan, the Severn Trent Share Option Scheme and the Severn Trent Sharesave Scheme
Severn Trent Ordinary Shares	prior to the Share Consolidation, Existing Severn Trent Ordinary Shares, and on or after the Share Consolidation, New Severn Trent

	Ordinary Shares
Share Consolidation	the proposed consolidation of Severn Trent Ordinary Shares to be achieved by consolidating every 3 Existing Severn Trent Ordinary Shares into 2 New Severn Trent Ordinary Shares
Shareholders or Severn Trent Shareholders	the holders of Severn Trent Ordinary Shares
Special Dividend	the interim cash dividend of 165 pence per Existing Severn Trent Ordinary Share proposed to be paid on 20 October 2006 to Shareholders on the Register at the Record Time, conditional on the Demerger proceeding
uncertificated or in uncertificated form	in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America

www.severntrent.com

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 SEP 21 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13 September 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Further re Demerger Announcement'.

Yours faithfully



Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Posting of Severn Trent Circular and Publication of Biffa Prospectus

Following the announcement regarding the proposed Demerger of Biffa, Special Dividend, Share Consolidation and Base Dividend earlier today, Severn Trent announces that:

- the Circular dated 13 September 2006 containing recommended proposals in connection with the proposed Demerger of Biffa Plc and Notice of the Extraordinary General Meeting (the "EGM") to be held on 6 October 2006 at 2.30 p.m. at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, B92 0EJ is now available for viewing on the Severn Trent website (www.severntrent.com) and will be posted to shareholders shortly; and

- the Biffa Prospectus relating to the admission to the Official List and to trading on the London Stock Exchange of up to 352,323,256 ordinary shares of 10 pence each is now available free of charge at the registered office of Biffa Plc, Coronation Road, Cressex, High Wycombe, Buckinghamshire, HP12 3TZ and is expected to be available for viewing on the Biffa Plc website (www.biffa.co.uk) shortly and on www.ir.biffa.co.uk.

Copies of the Circular, accompanying Proxy Form and the Biffa Prospectus are now available for public inspection at the United Kingdom Listing Authority's Document Viewing Facility, situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Circular and Proxy Form will also be available for inspection at the registered office of Severn Trent Plc, 2297 Coventry Road, Birmingham, B26 3PU, and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on Monday to Friday each week (public holidays excepted) for a period from and including the date of this announcement up to and including the date of the EGM and at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, B92 0EJ for a period of at least 15 minutes prior to the EGM and during the EGM.

Copies of the Biffa Prospectus are also available for inspection at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS during normal business hours on Monday to Friday each week (public holidays excepted) for a period from and including the date of this announcement until the date of Admission.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, or to sell, exchange or transfer any securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933, as amended (the "Securities Act").

The shares in Biffa proposed to be distributed in connection with the Demerger have not been, and will not be, registered under the Securities Act nor have they been approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC") or any U.S. state securities commission and neither the SEC nor any U.S. state securities commission passed upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the U.S.